OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Leap Wireless International, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
521863308
(CUSIP Number)
Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	521863308	Page	2	of	21

1	NAMES OF REPORTING PERSONS: Columbia Floating Rate Advantage Fund

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Massachusetts

	7	SOLE VOTING POWER:

NUMBER OF		76,137

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		76,137

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

CUSIP No.	521863308	Page	3	of	21

1	NAMES OF REPORTING PERSONS: Columbia Floating Rate Limited Liability Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		76,137

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		76,137

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

CUSIP No.	521863308	Page	4	of	21

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		2,309,794

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,309,794

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	521863308	Page	5	of	21

1	NAMES OF REPORTING PERSONS: Highland Loan Funding V, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		190,342

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		190,342

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	521863308	Page	6	of	21

1	NAMES OF REPORTING PERSONS: Highland Legacy, Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		194,148

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		194,148

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	521863308	Page	7	of	21

1	NAMES OF REPORTING PERSONS: ML CBO IV (Cayman), Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	521863308	Page	8	of	21

1	NAMES OF REPORTING PERSONS: PAM Capital Funding, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		52,504

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		52,504

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	521863308	Page	9	of	21

1	NAMES OF REPORTING PERSONS: Restoration Funding CLO, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	521863308	Page	10	of	21

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,104,271

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,104,271

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	521863308	Page	11	of	21

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,104,271

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,104,271

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	521863308	Page	12	of	21

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,104,271

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,104,271

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	521863308	Page	13	of	21

1	NAMES OF REPORTING PERSONS: Highland Equity Focus Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		951,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		951,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	521863308	Page	14	of	21

1	NAMES OF REPORTING PERSONS: Highland CDO Opportunity Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		214,711

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		214,711

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,104,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     Columbia Floating Rate Advantage Fund, Columbia Floating Rate Limited Liability Company, Highland Crusader Offshore Partners, L.P., Highland Loan Funding V, Ltd., Highland Legacy, Limited, ML CBO IV (Cayman), Ltd., PAM Capital Funding, L.P., Restoration Funding CLO, Ltd., Highland Capital Management, L.P., Strand Advisors, Inc., James D. Dondero, Highland Equity Focus Fund, L.P., and Highland CDO Opportunity Fund, Ltd. hereby amend the Schedule 13D dated August 16, 2004 (the “Schedule 13D”) filed by certain of such reporting persons with the Securities and Exchange Commission in respect of shares of common stock, par value $0.0001 per share, of Leap Wireless International, Inc., a Delaware corporation (the “Issuer”). Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) The names of the persons filing this Schedule 13D are Columbia Floating Rate Advantage Fund, a Massachusetts business trust and a closed end mutual fund registered under the Investment Company Act of 1940 (“Columbia Advantage”), Columbia Floating Rate Limited Liability Company, a Delaware limited liability company and a close end mutual fund registered under the Investment Company Act of 1940 (“Columbia LLC”), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), Highland Loan Funding V, Ltd., a Cayman Islands exempted company (“HLF”), Highland Legacy, Limited, a Cayman Islands limited partnership (“Legacy”), ML CBO IV (Cayman), Ltd., a Cayman Islands exempted company (“ML CBO”), PAM Capital Funding, L.P., a Cayman Islands limited partnership (“PAM Capital”), Restoration Funding CLO, Ltd., a Cayman Islands exempted company (“Restoration”), Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James D. Dondero, a United States citizen, Highland Equity Focus Fund, L.P., a Delaware limited partnership (“Equity Fund”), and Highland CDO Opportunity Fund, Ltd., a Cayman Islands exempted company (“CDO Fund”). Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, Mr. Dondero, Equity Fund, and CDO Fund are collectively referred to herein as the “Reporting Persons.”
     (b) The business address of Columbia Advantage, Columbia LLC, Crusader, HCMLP, Strand, Mr. Dondero and Equity Fund is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The business address of HLF, Legacy, ML CBO, PAM Capital, Restoration and CDO Fund is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.
     (c) This Schedule 13D is filed on behalf of Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, Mr. Dondero, Equity Fund, and CDO Fund. HCMLP is the investment manager for Columbia Advantage and Columbia LLC and the general partner of Crusader. Pursuant to certain management agreements, HCMLP serves as the collateral manager for HLF, Legacy, ML CBO, PAM Capital and Restoration and, therefore, exercises voting and dispositive power with respect to the shares of Common Stock held by HLF, Legacy, ML CBO, PAM Capital and Restoration. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.
     The principal business of Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, Equity Fund and CDO Fund is purchasing, selling and holding securities for investment purposes. The principal business of HCMLP, a registered investment advisor, is acting as investment advisor to various entities, including Columbia Advantage, Columbia LLC and Crusader, and collateral manager to various entities, including HLF, Legacy, ML CBO, PAM Capital and Restoration. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.
     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) HCMLP, Strand, Columbia LLC and Equity Fund were organized under the laws of the State of Delaware. Columbia Advantage was organized under the laws of the State of Massachusetts. Crusader was organized under the laws of Bermuda. HLF, Legacy, ML CBO, PAM Capital, Restoration and CDO Fund were organized under the laws of the Cayman Islands. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.”
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, and Mr. Dondero acquired senior secured vendor debt claims (“Claims”) of Cricket Communications, Inc., a wholly-owned subsidiary of the Issuer (“Cricket”), using working capital. On April 13, 2003, the Issuer, Cricket and substantially all of their subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Southern District of California to reorganize their respective capital structures under Chapter 11 of the United States Bankruptcy Code. On October 22, 2003, the United States Bankruptcy Court for the Southern District of California entered an order approving the Issuer’s Fifth Amended Joint Plan of Reorganization, dated July 30, 2003, with certain technical amendments thereto (as amended, the “Plan”). The terms of the Plan provided that the holders of the Claims would receive, on a pro rata basis, (i) 96.5% of the issued and outstanding shares of Common Stock and (ii) $350.0 million aggregate principal amount of Cricket’s senior secured pay-in-kind notes due 2011 (the “Senior Notes”) upon the Issuer’s emergence from bankruptcy proceedings. On August 16, 2004, the effective date of the Plan, the Issuer, Cricket and substantially all of their subsidiaries emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code, and Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, and Mr. Dondero received an aggregate of 6,041,988 shares of Common Stock and approximately $36.5 million aggregate principal amount of Senior Notes.
     On March 15, 2005, Equity Fund obtained 951,750 shares of Common Stock from HCMLP in connection with a contribution of such shares by HCMLP to Equity Fund in exchange for limited partnership interests in Equity Fund.
     On August 31, 2005, CDO Fund obtained 214,711 shares of Common Stock from ML CBO in connection with a distribution of 353,418 shares of Common Stock, in the aggregate, by ML CBO to certain noteholders of ML CBO, including CDO Fund. On September 1, 2005, ML CBO distributed 199,510 shares of Common Stock to certain noteholders of ML CBO, not including CDO Fund.”
Item 4. Purpose of the Transaction.
     Unchanged
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) The Reporting Persons may be deemed to beneficially own an aggregate of 5,104,271 shares of Common Stock, representing approximately 8.4% of the outstanding shares of Common Stock (based upon 61,160,538 shares of Common Stock outstanding as of November 10, 2005, according to information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005).

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
Columbia Floating Rate Advantage Fund	76,137	0	76,137	0
Columbia Floating Rate Limited Liability Company	76,137	0	76,137	0
Highland Crusader Offshore Partners, L.P.	2,309,794	0	2,309,794	0
Highland Loan Funding V, Ltd.	190,342	0	190,342	0
Highland Legacy, Limited	194,148	0	194,148	0
ML CBO IV (Cayman), Ltd.	0	0	0	0
PAM Capital Funding, L.P.	52,504	0	52,504	0
Restoration Funding CLO, Ltd.	0	0	0	0
Highland Capital Management, L.P. (1) (2)	5,104,271	0	5,104,271	0
Strand Advisors, Inc. (2)	5,104,271	0	5,104,271	0
James Dondero (2)	5,104,271	0	5,104,271	0
Highland Equity Focus Fund, L.P.	951,750	0	951,750	0
Highland CDO Opportunity Fund, Ltd.	214,711	0	214,711	0

(1)	Includes 1,038,748 shares of Common Stock held in accounts for which HCMLP has investment discretion.

(2)	Because of the relationships described herein, HCMLP, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock held by Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, PAM Capital, Equity Fund and CDO Fund. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the shares of Common Stock held by such entities, except to the extent of their pecuniary interest therein.
     (c) The following table describes transactions in the Common Stock that were effected since the most recent filing of Schedule 13D by the Reporting Persons:

	Reporting	Shares	Shares	Price Per	Description of
Transaction Date	Person	Acquired	Disposed	Share ($)	Transaction
December 2, 2004	Restoration	0	10,500	25.60	Open market sale
December 3, 2004	Restoration	0	9,000	25.35	Open market sale
December 9, 2004	ML CBO	0	28,938	25.22	Open market sale
December 9, 2004	PAM Capital	0	28,938	25.22	Open market sale
December 9, 2004	Restoration	0	142,124	25.22	Open market sale
December 10, 2004	ML CBO	0	99,500	25.48	Open market sale
December 10, 2004	PAM Capital	0	99,500	25.48	Open market sale
December 10, 2004	Restoration	0	1,000	25.48	Open market sale
December 14, 2004	ML CBO	0	80,000	26.50	Open market sale
December 14, 2004	PAM Capital	0	100,000	26.50	Open market sale
March 15, 2005	HCMLP	0	951,750	(1)	(1)
March 15, 2005	Equity Fund	951,750	0	(1)	(1)
August 31, 2005	ML CBO	0	353,418	(2)	(2)
August 31, 2005	CDO Fund	214,711	0	(2)	(2)
September 1, 2005	ML CBO	0	199,510	(3)	(3)

(1)	On March 15, 2005, Equity Fund obtained 951,750 shares of Common Stock from HCMLP in connection with a contribution of such shares by HCMLP to Equity Fund in exchange for limited partnership interests in Equity Fund.

(2)	On August 31, 2005, CDO Fund obtained 214,711 shares of Common Stock from ML CBO in connection with a distribution of 353,418 shares of Common Stock, in the aggregate, by ML CBO to certain noteholders of ML CBO, including CDO Fund.

(3)	On September 1, 2005, ML CBO distributed 199,510 shares of Common Stock to certain noteholders of ML CBO, not including CDO Fund.

     Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 7, 2006, entered into by and among Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, Mr. Dondero, Equity Fund and CDO Fund.

Exhibit 2	Registration Rights Agreement, dated August 16, 2004, by and among the Issuer, HCMLP and the other parties thereto (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004 and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: February 7, 2006

COLUMBIA FLOATING RATE ADVANTAGE FUND

By:	Highland Capital Management, L.P., its investment manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

COLUMBIA FLOATING RATE LIMITED LIABILITY COMPANY

By:	Highland Capital Management, L.P., its investment manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND LOAN FUNDING V, LTD.

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND LEGACY, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

ML CBO IV (CAYMAN), LTD.

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAM CAPITAL FUNDING, L.P.

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

RESTORATION FUNDING CLO, LTD.

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.

By:	/s/ James Dondero

James Dondero President

/s/ James Dondero

James Dondero

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Equity Focus Fund GP, L.P., its general partner
By:	Highland Equity Focus GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisers, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CDO OPPORTUNITY FUND, LTD.

By:	/s/ James D. Dondero

Name:	James D. Dondero
Title:	President

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
Raymond J. Daugherty	Vice President
Todd A. Travers	Secretary
J. Kevin Ciavarra	Asst. Secretary
Chad Schramek	Treasurer

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 7, 2006, entered into by and among Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand, Mr. Dondero, Equity Fund and CDO Fund.

Exhibit 2	Registration Rights Agreement, dated August 16, 2004, by and among the Issuer, HCMLP and the other parties thereto (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004 and incorporated herein by reference).

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock of Leap Wireless International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 7, 2006.

COLUMBIA FLOATING RATE ADVANTAGE FUND By: Highland Capital Management, L.P., its investment manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

COLUMBIA FLOATING RATE LIMITED LIABILITY COMPANY By: Highland Capital Management, L.P., its investment manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P. By: Highland Capital Management, L.P., its general partner By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND LOAN FUNDING V, LTD. By: Highland Capital Management, L.P., its collateral manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND LEGACY, LIMITED By: Highland Capital Management, L.P., its collateral manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

ML CBO IV (CAYMAN), LTD. By: Highland Capital Management, L.P., its collateral manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

PAM CAPITAL FUNDING, L.P. By: Highland Capital Management, L.P., its collateral manager By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

RESTORATION FUNDING CLO, LTD. By: Highland Capital Management, L.P., its collateral manager By Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P. By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
James Dondero
President

/s/ James Dondero
James Dondero

HIGHLAND EQUITY FOCUS FUND, L.P.
By:	Highland Equity Focus Fund GP, L.P., its general partner
By:	Highland Equity Focus GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisers, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CDO OPPORTUNITY FUND, LTD.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President